FIRST FINANCIAL HOLDINGS, INC.
2440 Mall Drive, Charleston, SC 29406

May 21, 2010

Via Telecopy and Edgar

Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	First Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
File No. 000-17122

Dear Mr. Cline:

This letter is to acknowledge receipt of your response (dated May 7, 2010) to the comment letter, dated February 18, 2010.  In order to provide us time to completely respond to your request for future disclosures, we respectfully request that we be given an extension to respond to your comment letter until June 7, 2010. This will allow our legal counsel and our auditors sufficient time to review your comments and our responses.

     If you have any questions concerning this matter, please contact the undersigned at (843) 529-5456 or by email at bbettendorf@firstfederal.com.

Sincerely,

/s/Blaise B. Bettendorf

Blaise B. Bettendorf
Chief Financial Officer

cc:           Michael Volley, Securities and Exchange Commission, Division of Corporation Finance
and Christian Windsor, Securities and Exchange Commission, Division of Corporation Finance

P.O. Box 118068 • Charleston, SC 29423-8068 • (843) 529-5933 • FAX (843) 529-5883
www.firstfinancialholdings.com